FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO C.F.R. § 200.83.
October 2, 2024
VIA EDGAR, DELIVERY AND ELECTRONIC MAIL
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549

Attention:
Lory Empie
Marc Thomas
Todd Schiffman
James Lopez

Re: Morgan Stanley
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed February 22, 2024
Form 10-Q for the Quarterly Period Ended June 30, 2024
Filed August 5, 2024
File No. 001-11758
Ladies and Gentlemen:
Morgan Stanley (the “Company”) is pleased to respond to your letter of September 20, 2024 concerning its Form 10-Q for the quarterly period ended June 30, 2024.
For your convenience, we have restated your comment below.

Confidential Treatment Request
Due to the commercially sensitive nature of information contained in this letter, the Company has requested confidential treatment of portions of the Company’s response to Comment No. 1 below in accordance with Rule 83 (17 C.F.R. § 200.83) of the Rules of Practice of the Commission. The EDGAR submission of this letter omits the portions for which confidential treatment is requested. The location of the information subject to the confidential treatment request is indicated in the EDGAR submission with [*]. A complete paper copy of this letter, including the portions for which confidential treatment is requested, is being provided supplementally to the Staff. The Company respectfully requests that we be notified immediately in accordance with the Company’s confidential treatment request letter submitted supplementally on the date hereof before the Commission permits any disclosure of the omitted confidential information.

Form 10-Q for the Quarterly Period Ended June 30, 2024
Notes to Consolidated Financial Statements
2. Significant Accounting Policies, page 45

Comment:

1.We note your response to comment 3. Please respond to the following additional items:
•Please describe for us specifically the details and circumstances considered and the facts supporting your conclusion to change the unit of account for the services that included extension of margin to facilitate client’s securities purchase transactions and sourcing securities or executing other financing arrangements to cover certain client short positions. Include your detailed policies before and after the change in unit of accounts.
•Please provide us the basis for your response that these transactions are typically accounted for as a single unit of account on the balance sheet and a summary of the circumstances for why your accounting did not do so previously.
•Please explain in more detail how the referred change in unit of account further aligns the accounting treatment between the balance sheet and the related interest income or expense.

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO C.F.R. § 200.83.

Response:
There has not been any change in the Company’s accounting practice to present prime brokerage activity that is governed by a Customer Prime Broker Account Agreement (“prime brokerage arrangement”) as a single position based on the legal terms of the agreements on the Company’s consolidated balance sheet. Rather, the change disclosed in connection with the Company’s filings on Forms 10-Q for the periods ended March 31, 2024 and June 30, 2024 was a change in consolidated income statement presentation of interest income and interest expense from prime brokerage arrangements, such that the net interest income from prime brokerage arrangements is recorded either as interest income or interest expense on a daily basis depending on whether the client’s prime brokerage arrangement is presented as a net receivable or a net payable on the Company’s consolidated balance sheet at the end of such day. The Company believes that this change to the Company’s income statement presentation achieves greater consistency with the Company’s consolidated balance sheet presentation of prime brokerage arrangements as well as improved alignment with certain peer U.S. G-SIB financial institutions. As further discussed within this response, this change is not a change in accounting principle under FASB ASC 250 but a change in the basis of presentation of these arrangements in the income statement. Please find below the details and circumstances specifically considered in support of the presentation for prime brokerage arrangements.
Overview of Prime Brokerage arrangements

The Company offers prime brokerage arrangements to clients in the United States and internationally, facilitating the clearance and settlement of securities trades for clients. Each prime brokerage arrangement is typically governed by a single legal agreement and includes a client account or a collection of sub-accounts. Clients may hold in their prime brokerage accounts a mix of cash and securities to facilitate their trading and investment activities. The prime brokerage arrangement provides for the extension of margin to facilitate clients’ securities purchase transactions, or long positions, and facilitates clients’ sales of securities short (i.e., sales of securities which the client does not hold in its account). The Company charges interest to clients for margin loan debit balances associated with prime brokerage arrangements. Likewise, the Company pays interest to clients on credit balances associated with prime brokerage arrangements, including cash on deposit.
When a client purchases a security through its prime brokerage arrangement, the purchase will be settled with either cash on deposit in the account, or through the extension of a margin loan to the client. When a client sells a security, the cash proceeds from the sale will be deposited in the client’s account. If the client sells a security short, the client must either deposit the security into its account prior to settlement, or the Company as prime broker will source the security to settle the client’s short sale. The net balance of margin lending, which generates debits in the account, and cash deposit and short sale settlement activities provided by the Company as prime broker, which generate credits in the account, is driven by the client’s trading activities. The assets held in the account serve as collateral for the client’s obligations under the prime brokerage arrangement including those arising from margin lending and short sale activities provided by the Company as prime broker. The client must maintain a minimum level of net equity in the account (i.e., the amount by which the client’s assets associated with the prime brokerage arrangement exceed the client’s liabilities associated with the prime brokerage arrangement) required for both regulatory and the Company’s own margin requirements, and the Company has the contractual right to call for additional collateral when required based on the client’s net equity in its account. Furthermore, in the event of client default, the Company has the right to foreclose upon all collateral credited to the account and the cash obligations between the Company as prime broker and the client would be offset against each other.
Balance Sheet Presentation
As discussed above, the prime brokerage arrangement is typically governed by a single legal agreement, restricted as to the net equity requirements at the level of the prime brokerage arrangement, margined on a net basis, and the client assets in the related client account would be foreclosed to satisfy a client’s net obligation to the Company in the event of the client’s default. We understand that it is industry practice for financial institutions to present similar prime brokerage activities as a single balance based on the end-of-day net position at the level of each prime brokerage arrangement on their respective balance sheets, i.e. as “net” receivables and payables. Given these factors, the Company records either a net receivable or net payable at the level of the prime brokerage arrangement, in either “Customer and other receivables” or “Customer and other payables” on the Company’s consolidated balance sheet.
There was no change to the Company’s presentation of prime brokerage arrangements on its consolidated balance sheet in the first quarter of 2024.

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO C.F.R. § 200.83.
Income Statement Presentation
The changes implemented by the Company in the first quarter of 2024 related exclusively to the income statement presentation of prime brokerage arrangements. These changes to the consolidated income statement presentation did not result in changes to the Company’s recognition or measurement of net interest income or net income.
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There is no prescriptive accounting guidance addressing the presentation of interest income or interest expense from prime brokerage arrangements in these circumstances. Prime brokerage arrangements are not in the scope of FASB ASC 606 because the underlying client positions are financial instruments which are expressly excluded from the scope of this standard per ASC 606-10-15-2. Each prime brokerage arrangement consists of a group of financial instrument transactions in debit and credit positions, which distinguishes prime brokerage arrangements from typical financing transactions which are either assets or liabilities. As such, there is no guidance in the FASB Accounting Standards Codification that provides a suitable analogy for determining the income statement presentation of such prime brokerage arrangements.

While the Company’s presentation of interest income and interest expense from prime brokerage arrangements before January 1, 2024 was acceptable under U.S. GAAP given the absence of prescriptive accounting guidance on this topic, the Company nonetheless initiated an internal feasibility assessment on changing its presentation of prime brokerage arrangements on its consolidated income statement by changing the focus to the net position at a client account level at the end of a given day in order to align with the Company’s consolidated balance sheet presentation of these arrangements. The Company considered peer practice when evaluating whether to change its consolidated income statement presentation of prime brokerage arrangements, noting that a peer U.S. G-SIB financial institution disclosed in its filing on Form 10-Q for the quarter ended June 30, 2019 that it implemented certain presentation changes to align the balance sheet and the related interest income or expense, primarily by offsetting interest income and expense for certain prime brokerage related customer receivables and payables that are presented as a single prime brokerage arrangement on the balance sheet.
Upon completion of the feasibility assessment and the execution of changes to operational processes, the Company changed its consolidated income statement presentation, effective January 1, 2024, to record interest income for prime brokerage arrangements in a net receivable position at the end of each day, and to record interest expense for prime brokerage arrangements in a net payable position at the end of each day. The Company does not believe that this change represents a change in accounting principle because there is no prescriptive accounting guidance on this topic. As discussed above, the Company considers this change a change in presentation that should be shown retrospectively and therefore it recast its 2023 consolidated income statement to conform the prior year presentation for interest income and interest expense presentation relating to prime brokerage arrangements to the current year presentation. The entire presentation change to the 2023 consolidated income statement was attributable to the Company’s Institutional Securities business segment. This change to the Company’s consolidated income statement in the first quarter of 2024 changed only the attribution of net interest income between interest income and interest expense with no impact on net interest income, net income or other financial statements including the Company’s consolidated balance sheet. The Company believes that this consolidated income statement presentation is more consistent with the premise that each prime brokerage arrangement is presented as either a net receivable or net payable based on the end of day position at the level of the prime brokerage arrangement on the balance sheet and that the change has resulted in improved financial statement presentation whereby interest-earning assets generate interest income and interest-bearing liabilities generate interest expense on the consolidated income statement.

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Please feel free to contact me at (212) 761-7707 if you would like further clarification or additional information.

Sincerely,

/s/ Raja J. Akram

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO C.F.R. § 200.83.

Raja J. Akram Deputy Chief Financial Officer (Chief Accounting Officer)

cc:	Sharon Yeshaya, Executive Vice President and Chief Financial Officer
Eric Grossman, Executive Vice President and Chief Legal Officer

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